UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549


                              Form 12b-25


                      NOTIFICATION OF LATE FILING


          0-17816                                        00086769L1
       SEC FILE NUMBER                                  CUSIP NUMBER



(X) FORM 10-K  ( ) FORM 20-F  ( ) FORM 11-K  ( ) FORM 10-Q  ( ) FORM N-SAR



              FOR THE PERIOD ENDED:    December 31, 1997


If the notification relates to a portion of the filing checked above,
identify the items to which the notification relates:      N/A
                                                        -------------



PART I - REGISTRANT INFORMATION


Full Name of Registrant:    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.


Former Name if Applicable:  Not Applicable


Address of Principal Executive Offices:  47265 Fremont Blvd.
                                         Fremont, CA  94538



PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

( ) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form 10-QSB or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

( ) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 10-K of Sunrise Technologies International, Inc. (the "Registrant") will not be completed by March 31, 1998, the last day for a timely filing of such Annual Report for the period ended December 31, 1997.

Additional time is required in order to enable the Registrant to file a complete and accurate report without unreasonable effort or expense. The Registrant is waiting for its former auditors to complete their audit procedures. The Form 10-K will be filed on or before April 15, 1998 in accordance with Rule 12b-25(b).


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Timothy A. Marcotte (510) 623-9001

(2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such reports been filed? If answer is no, identify report(s).

         ( X ) YES              (   ) NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         (  ) YES              ( X ) NO

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               SUNRISE TECHNOLOGIES INTERNATIONAL, INC.
        (Exact name of Registrant as specified in its charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  March 31, 1998       By:   /s/ Timothy A. Marcotte
                                  ------------------------------------
                                  Timothy A. Marcotte, Vice President,
                                  Finance and Chief Financial Officer